Prudential Global Total Return Fund, Inc.

655 Broad Street
Newark, New Jersey 07102
February 3, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1520
Re:	485(b) Filing for Prudential Global Total Return Fund, Inc. Registration numbers 33-63943 and 811-04661
Dear Sir or Madam:
We are filing today via EDGAR a Post-Effective Amendment under Rule 485(b) to the Registration Statement of the above-referenced Registrant. This Post-Effective Amendment designates February 5, 2021 as its effective date.
As counsel to the Registrant, I represent that the instant Rule 485(b) filing does not contain disclosures that render the filing ineligible to become effective under Rule 485(b).
Thank you for your attention to this filing. Please direct any questions regarding this filing to the undersigned at (973) 716-6422.
Sincerely,
/s/ Patrick McGuinness

Patrick McGuinness
Assistant Secretary